January 6,
2006


Mail Stop 4561

Peter Russo
111 North Branch Street
Sellersville, PA  18960

      Re:	Delta Mutual, Inc.
		Form 10-KSB for the year ended December 31, 2004
	Forms 10-QSB for the quarters ended March 31, 2005 and June
30,
2005
		File No. 000-30563

Dear Mr. Russo:

      We have reviewed your response letter dated September 16,
2005
and have the following additional comments.

Form 10-KSB

Balance Sheet, page F-2

1. We have read and considered your response to comment one. We noted that the pre-acquisition costs of $170K is in connection with the acquisition and proposed development of approximately 270 low income homes that are designated as Section 124 eligible in the city of Aguadilla, Puerto Rico. In capitalizing these pre-acquisition costs, tell us how you determined that the acquisition and development of the property was probable given the fact that on June
28, 2005 and September 2005 the Planning Board of Puerto Rico did not approve the Section 124 project in Aguadilla, Puerto Rico. Refer to
SFAS 67 paragraph 4 and 5.

Note 1 - Description of Business and Summary of Significant
Accounting Policies

Evaluation of Long-Lived Assets, page F-11

2. We have read and considered your response to comment two. You indicate in your letter that you test long-lived assets for impairment based on the estimated undiscounted cash flows. However, note1 indicates that an impairment loss would be charged if the carrying value of the long-lived assets exceeds the present value of the related estimated future cash flows. In future filings, please indicate that, as we assume, you test long-lived assets for impairment based on the undiscounted cash flows as oppose to the present value. Advise us if you plan to expand your disclosure in future filings.


Note 5 Investment In Joint Ventures, pages F-18 - F-19

3. We have read and considered your response to comment three. Please explain to us how Delta-Envirotech, Inc. meets the definition of VIE in paragraph 5 of FIN(R). In addition, please explain to us how you concluded you were the primary beneficiary of this entity in accordance with paragraph 14.

Note 6 - Convertible Debt, pages F-19 - F-20

4. We have read and considered your response to comment four. We noted that you determined the beneficial conversion feature to be the fair value of the convertible debt. Tell us how you considered EITF
00-27 as it stipulates that the EITF 98-5 model should be applied to the amount allocated to the convertible instrument to determine if the embedded conversion option has an intrinsic value. EITF 98-5 defines intrinsic value as the difference between the conversion price and the fair value of the stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. Also, disclose the amortization period of the intrinsic value of the beneficial conversion feature and refer us to the GAAP literature that supports this policy.

5. Please provide a detailed analysis of how you evaluated the embedded conversion option of the 6% Convertible Note, related warrants and additional investment rights under EITF 00-19.
6. Please explain to us and quantify the effect that would result from your revision of your financial statements and why you have not filed a Form 8-K regarding this error.
7. In light of the above error, please tell us if your certifying officers have reconsidered its effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Forms 10-QSB Form 10-KSB for the periods affected by the above transactions.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.


      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3414 if you have questions.




							Sincerely,



            Jorge Bonilla
      Senior Staff Accountant




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Peter Russo
Delta Mutual, Inc.
January 6, 2006
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